VIROMENT
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Viroment Capital LLC

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The Viroment Advantage
Lower Costs... Less Regulation... Sustainable Process!

What We Do

We build pre-leased cutting-edge agricultural facilities for the world's largest animal integrators. Pork is the #1 protein source accounting for 38% of global meat production with a market increase of over 5% per year. Existing older facilities are reaching their end of live cycle in a growing market resulting in a high demand for new facilities being available for hog integrators to lease. Viroment's pre-leased facilities lock in cash flows for 15-yr terms. Viroment's unique barns filter and dewater manure in real-time improving animal health by eliminating odors. The inclusion of the Viroment equipment results in a significant increase to the overall financial bottom line.

We We Are

The Viroment Capital founders are experienced and were raised on family farms. Paul's invented a patented a process to dewater sludge later used for Hurricane Harvey's disaster clean-up for the City of Houston. Russ owns a 3rd generation feed mill, owns hag barns and is a board member for the National Pork Council resulting in longstanding relationships with large-scale integrators. Chris Reimers brings an deep understanding of manure nutrients value to the team.

Investment Opportunity

Viroment is seeking capital to finance and build pre-leased cash flowing hog barns. Investors will receive annual return of up to 12%. The investor will receive quarterly dividend payments with a final balloon payoff at the end of the 3-yr note term.


Viroment Capital - Investor Cash Flow
Investment 3 Year Note
Capital Investment High Tech Barns
Pre-Build Corporate Lease
Cash Flow Rental Income
Investor Distributions
Return on Investment
Investment
Use of Funds
Corporate Lease
Revenue
Investor ROI

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Raised to Date:

$0

Min goal	Max Goal
$250,000	$750,000

Actual offer data here

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